Exhibit 21.1

LIST OF SUBSIDIARIES

INTUITIVE MACHINES, INC.

Subsidiaries of Registrant as of March 19, 2026

Name of Subsidiary	Jurisdiction of Incorporation
Intuitive Machines, LLC	Delaware
Space Network Solutions, LLC	Delaware (partial)
IX, LLC	Delaware (partial)
KinetX, LLC	Delaware
IM Holdings I, LLC	Delaware
Lanteris Space Holdings LLC	Delaware
Space Systems Loral Land, LLC	Delaware
Lanteris Space LLC	Delaware